UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

LIGHTSCAPE TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

53227B 101

(CUSIP Number)

August 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 53227B 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LP Asset Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (1)

12.	Type of Reporting Person (See Instructions) CO

(1)             On January 23, 2007, Lightscape Technologies Inc. issued $1,500,000 aggregate principal amount of its convertible notes, which was convertible into 2,727,273 shares of its common stock, representing 7.26% of such class of stock on such date, to LP Asset Management Limited.  On August 20, 2007, Lightscape Technologies Inc. redeemed the entire amount of the $1,500,000 of its convertible notes held by LP Asset Management Limited, and as of August 20, 2007, LP Asset Management Limited no longer beneficially owns any equity security of Lightscape Technologies Inc.

Item 1.
	(a)	Name of Issuer Lightscape Technologies Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3/F., 80 Gloucester Road Wanchai, Hong Kong

Item 2.
	(a)	Name of Person Filing LP Asset Management Limited
	(b)	Address of Principal Business Office or, if none, Residence 24A Horace Court 3 Shan Kwong Road Happy Valley, Hong Kong
	(c)	Citizenship LP Asset Management Limited is organized under the laws of the British Virgin Islands.
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 53227B 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0 (1)
(b) Percent of class: 0% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 (1)
(ii) Shared power to vote or to direct the vote N/A
(iii) Sole power to dispose or to direct the disposition of 0 (1)
(iv) Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒ (1)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)             On January 23, 2007, Lightscape Technologies Inc. issued $1,500,000 aggregate principal amount of its convertible notes, which was convertible into 2,727,273 shares of its common stock, representing 7.26% of such class of stock on such date, to LP Asset Management Limited.  On August 20, 2007, Lightscape Technologies Inc. redeemed the entire amount of the $1,500,000 of its convertible notes held by LP Asset Management Limited, and as of August 20, 2007, LP Asset Management Limited no longer beneficially owns any equity security of Lightscape Technologies Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2007
Date
LP ASSET MANAGEMENT LIMITED
By: Patrick Man Ning Wong
Signature
Patrick Man Ning Wong/ Director
Name/Title